SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Form 11-K

(Mark One)

☒	ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the fiscal year ended December 31, 2006

OR

☐	TRANSITION REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES

For the transition period from              to

Commission File No.: 001-31740

A.	Full title of the plan and the address of the plan, if different from that of the issuer named below:

Citadel Broadcasting Company 401(k) Retirement Savings Plan

B.	Name of issuer of the securities held pursuant to the plan and the address of its principal executive office:

Citadel Broadcasting Corporation

7201 West Lake Mead Boulevard, Suite 400

Las Vegas, NV 89128

CITADEL BROADCASTING COMPANY

401(k) RETIREMENT SAVINGS PLAN

NOTE:	All other schedules required by the Department of Labor’s Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974 are omitted because of the absence of conditions under which they are required.

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Participants and the Administrator of the

Citadel Broadcasting Company 401(k) Retirement Savings Plan

We have audited the accompanying statements of net assets available for benefits of Citadel Broadcasting Company 401(k) Retirement Savings Plan (the “Plan”) as of December 31, 2006 and 2005, and the related statement of changes in net assets available for benefits for the year ended December 31, 2006. These financial statements are the responsibility of the Plan’s management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. The Plan is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting. Our audits included consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Plan’s internal control over financial reporting. Accordingly, we express no such opinion. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, such financial statements present fairly, in all material respects, the net assets available for benefits of the Plan as of December 31, 2006 and 2005, and the changes in net assets available for benefits for the year ended December 31, 2006 in conformity with accounting principles generally accepted in the United States of America.

Our audits were conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The supplemental schedule of assets (held at end of year) as of December 31, 2006, is presented for the purpose of additional analysis and is not a required part of the basic financial statements, but is supplementary information required by the Department of Labor’s Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. This supplemental schedule is the responsibility of the Plan’s management. Such schedule has been subjected to the auditing procedures applied in our audit of the basic 2006 financial statements and, in our opinion, is fairly stated in all material respects when considered in relation to the basic financial statements taken as a whole.

As discussed in Note 2 to the financial statements, the Plan adopted FASB Staff Position AAG INV-1 and SOP 94-4-1, Reporting of Fully Benefit-Responsive Investment Contracts Held by Certain Investment Companies Subject to the AICPA Investment Company Guide and Defined-Contribution Health and Welfare and Pension Plans, for the years ended December 31, 2006 and 2005.

/s/ Deloitte & Touche LLP

Los Angeles, CA

June 29, 2007

CITADEL BROADCASTING COMPANY

401(k) RETIREMENT SAVINGS PLAN

STATEMENTS OF NET ASSETS AVAILABLE FOR BENEFITS

AS OF DECEMBER 31, 2006 AND 2005

	2006	2005
ASSETS:
Investments — at fair value:
Common stock — Citadel Broadcasting Corporation	$1,478,594	$896,844
Common/collective trusts	4,733,063	4,592,794
Mutual funds	46,411,454	38,757,456
Participant notes	1,724,957	1,474,763

Total investments	54,348,068	45,721,857

Noninterest-bearing cash and other	146,685	34,280

Receivables:
Employer contributions	650,279	710,307
Participant contributions	139,016	138,512

Total receivables	789,295	848,819

LIABILITIES—Excess contributions payable	761,317	—

NET ASSETS AVAILABLE FOR BENEFITS AT FAIR VALUE	54,522,731	46,604,956

Adjustments from fair value to contract value for fully benefit- responsive investment contracts.	89,895	82,088

NET ASSETS AVAILABLE FOR BENEFITS	$54,612,626	$46,687,044

See notes to financial statements.

CITADEL BROADCASTING COMPANY

401(k) RETIREMENT SAVINGS PLAN

STATEMENT OF CHANGES IN NET ASSETS AVAILABLE FOR BENEFITS

FOR THE YEAR ENDED DECEMBER 31, 2006

ADDITIONS:
Investment income:
Net appreciation in fair value of investments	$2,771,136
Dividend income	3,424,214
Interest on participants’ notes	102,305

Total investment income	6,297,655

Contributions:
Participant	4,738,530
Employer	593,473
Rollover contributions by participants	253,369

Total contributions	5,585,372

DEDUCTIONS:
Distributions to and withdrawals by participants	3,935,095
Administrative expenses	22,350

Total deductions	3,957,445

NET INCREASE IN NET ASSETS AVAILABLE FOR BENEFITS	7,925,582

NET ASSETS AVAILABLE FOR BENEFITS:
Beginning of year	46,687,044

End of year	$54,612,626

See notes to financial statements.

CITADEL BROADCASTING COMPANY

401(k) RETIREMENT SAVINGS PLAN

NOTES TO FINANCIAL STATEMENTS

AS OF DECEMBER 31, 2006 AND 2005, AND FOR THE YEAR ENDED DECEMBER 31, 2006

1.	DESCRIPTION OF PLAN

The following brief description of the Citadel Broadcasting Company 401(k) Retirement Savings Plan (the “Plan”) is provided for general information purposes only. Participants should refer to the Plan agreement for a more complete description of the Plan’s provisions.

General — The Plan is a defined contribution plan covering all employees of Citadel Broadcasting Company (the “Company” or “Plan Sponsor”) who have reached the age of 21. The Company acts as the Plan administrator. The Company is a wholly-owned subsidiary of Citadel Broadcasting Corporation (the “Corporation”).

Eligibility and Contributions — Eligible employees may begin participation in the Plan on the first day of service. The Plan is subject to the provisions of the Employee Retirement Income Security Act of 1974 (ERISA) and the Internal Revenue Code, as amended (IRC).

Eligible participants may elect to defer up to 20% of their regular annual earnings on a pretax basis, subject to the maximum amount allowable by the IRC. Rollover contributions from other qualified plans are permitted. The Company may make matching contributions to the Plan, which will be allocated to the participants’ accounts and may be given in the form of Corporation common stock. The amount of the matching contribution is at the discretion of the Corporation’s Board of Directors. For the year ended December 31, 2006, the matching contributions were equal to 1% of the participants’ eligible annual earnings. This matching contribution was made in Corporation common stock and was not participant directed. Participants who have completed one year in which they complete 1,000 hours of service, who have reached age 21 and who were employed on the last day of the Plan year are eligible for the discretionary matching contribution.

Participants age 50 and older are permitted to make additional catch-up contributions not to exceed $5,000 in 2006.

Participant Accounts — Individual accounts are maintained for each Plan participant. Each participant’s account is credited with the participant’s contribution, any rollover amounts, the Company’s discretionary matching contribution, and allocations of Plan earnings, and charged with withdrawals and an allocation of Plan losses. Allocations are based on participant earnings or account balances, as defined. The benefit to which a participant is entitled is the benefit that can be provided from the participant’s vested account.

Vesting — Participants are immediately vested in elective deferral contributions and rollover amounts as well as earnings thereon. At the earliest of the following dates, participants are fully vested as to Company matching and discretionary contributions and earnings thereon:

1.	Date of participant’s death

2.	Date participant incurs a total disability

3.	Date of Plan termination

CITADEL BROADCASTING COMPANY

401(k) RETIREMENT SAVINGS PLAN

NOTES TO FINANCIAL STATEMENTS (Continued)

4.	Date participant completes 60 months of vesting as follows:

Vesting Service	Vesting Percentage
1 year	0%
2 years	20
3 years	40
4 years	60
5 years	100

Forfeited Accounts — At December 31, 2006 and 2005, forfeited nonvested accounts totaled $63,067 and $2,045, respectively. Forfeitures are used to reduce future employer contributions and to offset Plan expenses. During the year ended December 31, 2006, employer contributions of $9,965 and Plan expenses of $7,400 were paid from forfeited nonvested accounts.

Payment of Benefits — Upon termination of service, demonstrated hardship, retirement or in the event of death, a participant’s account may be distributed in a lump-sum payment equal to the value of the participant’s vested account balance. In-service distributions are permitted at age 59 1/2.

Investment Funds — All of the Plan’s investment funds are offered through Merrill Lynch Trust Company (Merrill Lynch), the custodian and trustee of the Plan.

Participants may direct the investment of their deferrals to the Plan into various investment choices provided under the Plan, as determined by the Plan Sponsor. The employer contribution is allocated to the participant accounts as Corporation common stock. After the employer contribution is made, participants are then permitted to allocate amounts held in Corporation common stock into other investment options provided by the Plan.

Participant Notes Receivable — Participants may borrow from their fund accounts a minimum of $1,000 up to a maximum equal to the lesser of $50,000 or 50% of their vested account balance. Loan terms range from one to five years, except for a loan taken out for the purchase of a principal residence, which has a term of up to 15 years. The loans are secured by the balance in the participant’s account and bear interest at a rate commensurate with local prevailing rates as determined quarterly by the Plan administrator. Interest rates on loans outstanding as of December 31, 2006 and 2005 ranged from 5% to 11.25% with maturities through February 2021. Principal and interest are paid ratably through payroll deductions. Participants are expected to make timely repayments of loans according to the amortization schedule. In the event a participant with an outstanding loan terminates employment, the participant is expected to repay the outstanding loan balance in full within 90 days of the last payment made; otherwise, the loan will go into default status on the last day of the quarter following the quarter that last payment was made.

Plan Termination — Although the Plan Sponsor has not expressed any intent to do so, the Plan Sponsor has the right under the Plan to terminate the Plan at any time. Upon any full or partial termination, all amounts credited to the participants’ accounts shall become 100% vested.

2.	SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Basis of Presentation — The accompanying financial statements have been prepared in accordance with accounting principles generally accepted in the United States of America.

CITADEL BROADCASTING COMPANY

401(k) RETIREMENT SAVINGS PLAN

NOTES TO FINANCIAL STATEMENTS (Continued)

Adoption of new Accounting Pronouncement — The financial statements reflect the retroactive adoption of Financial Accounting Standards Board Staff Position AAG INV-1 and SOP 94-4-1, Reporting of Fully Benefit-Responsive Investment Contracts Held by Certain Investment Companies Subject to the AICPA Investment Company Guide and Defined-Contribution Health and Welfare and Pension Plans (the “FSP”). As required by the FSP, the statements of net assets available for benefits present investment contracts at fair value as well as an additional line item showing an adjustment of fully benefit contracts from fair value to contract value. The statement of changes in net assets available for benefit is presented on a contract value basis and was not affected by the adoption of the FSP.

Investment Valuation and Income Recognition — The Plan’s investments are stated at fair value. Shares of mutual funds are valued at quoted market prices, which represent the net asset value of shares held by the Plan at year-end. The common/collective trust is valued by Merrill Lynch based on the unit values of the funds. Unit values are determined by dividing the fund’s net assets, which represents the fair market value of the underlying investments, by its units outstanding at the valuation dates. This common/collective trust has underlying investments in investment contracts which are valued at estimated fair market value of the underlying investments and then adjusted by Merrill Lynch to contract value.

The Merrill Lynch Retirement Preservation Trust is a stable value fund. The fund invests principally in guaranteed interest contracts (“GICs”) issued by insurance companies, investment contracts issued by banks, synthetic investment contracts (“SICs”) issued by banks, insurance companies, and other issuers, and securities supporting such SICs, and other similar instruments which are intended to maintain a constant net asset value. Participants may ordinarily direct the withdrawal or transfer of all or a portion of their investment at contract value. Contract value represents contributions made to the fund, plus earnings, less participant withdrawals.

Participant loans are valued at outstanding loan balances, which approximate fair value. Purchases and sales are recorded on a trade-date basis. Interest income is recorded on an accrual basis. Dividends are recorded on the ex-dividend date.

The value of the Corporation common stock was $9.96 and $13.44 per share as of December 31, 2006 and 2005, respectively, which represented the quoted market price of Citadel Broadcasting Corporation common stock as of those dates.

Net appreciation in fair value of investments includes realized and unrealized gains and losses on investments sold or held during the year.

Management fees and operating expenses charged to the Plan for investments in mutual funds are deducted from income earned on a daily basis. Consequently, management fees and operating expenses are reflected as a reduction of investment return for such investments.

Administrative Expenses — Expenses related to loan administration of $14,950 in 2006 were paid out of participants’ accounts. Other expenses related to the Plan’s administration are charged against and withdrawn from the Plan. The Company may pay any of such expenses or reimburse the Plan for any payments. During 2006, administrative expenses of $7,400 were paid out of forfeited nonvested accounts.

Payments of Benefits — Benefits are recorded when paid. At December 31, 2006 and 2005, there were no amounts allocated to accounts of persons who have elected to withdraw from the Plan but have not been paid.

CITADEL BROADCASTING COMPANY

401(k) RETIREMENT SAVINGS PLAN

NOTES TO FINANCIAL STATEMENTS (Continued)

Use of Estimates — The preparation of the Plan’s financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets available for benefits and disclosures of contingent assets and liabilities, and changes therein and disclosure of contingent assets and liabilities. Actual results could differ from those estimates.

Risks and Uncertainties — The Plan utilizes various investment instruments including common collective trusts, common stock and mutual funds. Investment securities, in general, are exposed to various risks, such as interest rate, credit, and overall market volatility. Due to the level of risk associated with certain investment securities, it is reasonably possible that changes in the values of investment securities will occur in the near term and that such changes could materially affect the amounts reported in the financial statements.

3.	INVESTMENTS

The Plan’s investments that represented 5% or more of the Plan’s net assets available for benefits as of December 31, 2006 and 2005, are as follows:

	2006	2005
Common/Collective Trusts:
Merrill Lynch Retirement Preservation Trust	$4,236,451	$4,309,410

Mutual Funds:
BlackRock S&P 500 Index I	$8,008,080	$6,721,662
ING Intl Value FD CL A	5,798,509	4,339,536
BlackRock Value Opportunities Class A	5,553,734	4,965,205
Phoenix Real Estate Secs	4,201,598	3,204,920
Hotchkis & Wiley Mid Cap Value A	3,795,282	3,247,625
BlackRock Fundamental Growth A	3,374,183	3,144,722
The Oakmark Select Fund Class II	3,190,482	2,807,376
Calvert Income Fund	2,825,527	2,610,960

During the year ended December 31, 2006, the Plan’s investments (including gains and losses on investments bought and sold, as well as held during the year) appreciated (depreciated) in value as follows:

Citadel Broadcasting Corporation common stock	$(138,256)
Mutual funds	2,909,392

Net appreciation in fair value of investments	$2,771,136

Dividend income	$3,424,214
Interest on participants’ notes	$102,305

CITADEL BROADCASTING COMPANY

401(k) RETIREMENT SAVINGS PLAN

NOTES TO FINANCIAL STATEMENTS (Continued)

4.	NONPARTICIPANT-DIRECTED INVESTMENTS

Information about the net assets and the significant components of the changes in net assets relating to the investments in the Citadel Broadcasting Corporation common stock is as follows:

2006
Changes in net assets:
Contributions	$771,679
Net depreciation in fair value of investments	(138,256)
Dividend income	77,939
Benefits paid to participants	(75,952)
Transfers to participant-directed investments	(53,660)

Net change in assets	581,750

Citadel Broadcasting Corporation common stock—beginning of year	896,844

Citadel Broadcasting Corporation common stock—end of year	$1,478,594

The above information represents the entire change in the Citadel Broadcasting Corporation common stock fund, which comprises both nonparticipant-directed and participant-directed changes. The nonparticipant-directed portion represents a majority of these changes.

5.	FEDERAL INCOME TAX STATUS

The Plan uses a prototype plan document sponsored by Merrill Lynch. Merrill Lynch received an opinion letter from the Internal Revenue Service (IRS), dated June 4, 2002, which states that the prototype document satisfies the applicable provisions of the IRC. The Plan itself has not received a determination letter from the IRS. However, the Plan Sponsor believes that the Plan is currently designed and being operated in compliance with the applicable requirements of the IRC. Therefore, no provision of income tax has been included in the Plan’s financial statements.

6.	EXEMPT PARTY-IN-INTEREST TRANSACTIONS

Certain of the Plan’s investments consisted of shares of common/collective trusts and mutual funds managed by Merrill Lynch, the trustee and custodian as defined by the Plan and, therefore, these qualify as party-in-interest transactions.

At December 31, 2006 and 2005, the Plan held 148,453 shares and 66,729 shares, respectively, of common stock of Citadel Broadcasting Corporation, the parent company of the Company, with a cost basis of $1,618,045 and $959,570, respectively. During the year ended December 31, 2006, the Plan recorded dividend income of $77,939.

CITADEL BROADCASTING COMPANY

401(k) RETIREMENT SAVINGS PLAN

NOTES TO FINANCIAL STATEMENTS (Continued)

7.	EXCESS CONTRIBUTIONS PAYABLE

In order to comply with discrimination tests mandated by the IRS, the Plan is required to refund contributions received during the plan year in excess of the IRC limits.

The Plan failed to pass the Average Deferral Percentage (“ADP”) Test and the Actual Contribution Percentage (“ACP”) Test for the 2006 Plan year, resulting in refundable contributions of $761,317, which is recorded as a liability in the accompanying statement of net assets available for benefits and as a reduction of participant-directed contributions for the year. These excess contributions were reimbursed after year end.

8.	RECONCILIATION OF FINANCIAL STATEMENTS TO FORM 5500

The following is a reconciliation of net assets available for benefits as of December 31, 2006, per the financial statements to the Form 5500:

Net assets available for benefits per the financial statements	$54,612,626
Adjustment from contract value to fair value for fully benefit-responsive investment contracts	(89,895)

Net assets available for benefits per the Form 5500	$54,522,731

Net increase in net assets available for benefits per the financial statements	$7,925,582
Adjustment from contract value to fair value for fully benefit-responsive investment contracts	(89,895)

Net increase in net assets available for benefits per the Form 5500	$7,835,687

******

SUPPLEMENTAL SCHEDULE

CITADEL BROADCASTING COMPANY

401(k) RETIREMENT SAVINGS PLAN

EIN: #86-0703641

PLAN NUMBER 002

FORM 5500, SCHEDULE H, PART IV, LINE 4i

SCHEDULE OF ASSETS (HELD AT END OF YEAR)

AS OF DECEMBER 31, 2006

(a)	(b)	(c)		(d)	(e)
	Identity of Issuer, Borrower, Lessor or Similar Party	Description of Investment (Including Maturity Date, Rate of Interest, Collateral, Par or Maturity Value		Cost	Current Value
*	Citadel Broadcasting Corporation	Common Stock — Citadel Broadcasting Corporation	^	$1,618,045	$1,478,594
		Common/Collective Trusts:
*	Merrill Lynch	Merrill Lynch RET Preservation Trust		**	4,146,556
*	Merrill Lynch	Merrill Lynch RET Preservation Trust Goal Manager		**	586,507
		Mutual Funds:
*	BlackRock	BlackRock S&P 500 Index I		**	8,008,080
*	BlackRock	ING Intl Value FD CL A		**	5,798,509
*	BlackRock	BlackRock Value Opportunities Class A		**	5,553,734
	Phoenix Investments	Phoenix Real Estate Secs		**	4,201,598
	Mercury Advised	Hotchkis & Wiley Mid Cap Value A		**	3,795,282
*	BlackRock	BlackRock Fundamental Growth A		**	3,374,183
	Morningstar	The Oakmark Select Fund Class II		**	3,190,482
	Calvert	Calvert Income Fund		**	2,825,527
	Oppenheimer Funds	Oppen Quest Balance Value Class A		**	1,951,424
	Calvert	Calvert Income Fund — Goal Manager		**	1,666,723
*	BlackRock	BlackRock Gov Inc A		**	1,097,790
	Van Kampen	Van Kampen Comstock Fund Class A		**	868,876
*	BlackRock	BlackRock Value Opportunities Class A GM		**	621,948
*	BlackRock	BlackRock Global Allocation A		**	609,681
	ING	ING International Value Fund Class A Goal Manager		**	526,088
	Davis Selected	Davis Series Financial Fund Class A		**	474,884
*	BlackRock	BlackRock Fundamental Growth A GM		**	471,607
	Van Kampen	Van Kampen Comstock Class A Goal Manager		**	456,817
*	BlackRock	BlackRock Healthcare A		**	296,655
	Mercury Advised	Hotchkis & Wiley Mid Cap Value A Goal Manager		**	232,851
	Morningstar	The Oakmark Select Class II Goal Manager		**	208,367
	Dreyfus Corp.	Dreyfus Premier Tech GR Class A		**	180,348
*	Participant loans	5% percent to 11.25% percent notes, due from December 2006 to February 2021		**	1,724,957

					$54,348,068

*	Indicates party-in-interest to the Plan.
**	Not applicable — participant-directed investment
^	Includes participant-directed and nonparticipant-directed

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, Citadel Broadcasting Corporation, which administers the Plan, has duly caused this annual report to be signed on its behalf by the undersigned hereunto duly authorized.

CITADEL BROADCASTING CORPORATION

Date: June 29, 2007	By:	/s/ Robert G. Freedline
Name: Robert G. Freedline
Title: Chief Financial Officer

INDEX TO EXHIBITS

Exhibit Number	Document

23.1	Consent of Independent Registered Public Accounting Firm (Filed herewith)